Exhibit 14.1
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                          GROEN BROTHERS AVIATION, INC.
                              - CORPORATE VALUES -

         As a corporation and as individuals, we will always do what is "right." Doing the right thing isn't always easy. It is easy, however, to know whether or not a course of action is right. If we have to ask ourselves, "is this right?" we already know the answer.

         We will be each others staunchest allies. In a world filled with change, our relationship with each other will be a constant we can count on. As members of this team, we will always support each other. We will never undermine a fellow team member, and we will not tolerate it of others.

         We will listen. We will listen to each other, our customers, our suppliers, and any other source of information and knowledge. We know that we must continue to learn. We believe that knowledge is power. We will learn all we can about our industry and its needs. We will find out what our customers want, and we will give it to them.

         We will be accountable. Each one of us is accountable for our own actions. When we commit to a course of action there will be consequences. We accept the consequences of our actions and our inactions. We realize that we are not perfect. When we err, we will admit our error and learn from it.

         We will treat everyone with respect. We will respect the dignity of each other, our customers, our suppliers, and everyone with whom we come in contact.

         We will continue to strive for perfection. Each task we attempt will be measured against perfection. Even though it may seem impossible to achieve this goal, we will never willingly give up trying. We will demand excellence from ourselves and from each other.